FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1  - Holding(s) in Company dated 12 April 2006
Exhibit No. 2  - Director/PDMR Shareholding dated 13 April 2006
Exhibit No. 3  - Result of AGM dated 26 April 2006

Exhibit No. 1

Hanson PLC

April 12, 2006

Holding in Company

Hanson PLC has received notification today that, as of April 7, 2006, Barclays PLC, no longer had a notifiable interest in the share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 2

April 13, 2006

Dear Sirs

HANSON PLC - DIRECTORS' / PDMRs' SHARE INTERESTS

1.         Following the invitation made to all eligible employees on March 17, 2006,
           I hereby notify you that the following Directors and PDMRs of the Company, have today been granted options to subscribe for Hanson ordinary shares, as detailed below, under Hanson's UK Inland Revenue approved savings related Sharesave
           Scheme.

                                           Number of shares under option
             Director                                                               Exercise price

             A J Murray                                1,530                             611p
             J C Nicholls*                              612                              611p

             PDMR

             J R Read                                  1,581                             611p
             D S Szymanski                             1,054                             611p

         *        The notification by J C Nicholls is in respect of his wife.

2.         In total over 1,780 employees were granted options over approximately 837,500 ordinary shares on April 13, 2006 at an exercise price of 611p.

This announcement is intended to satisfy obligations under both the Disclosure Rules 3.1.4R(1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 3

April 26, 2006

2006 Annual General Meeting Resolutions

The Hanson PLC Annual General Meeting was held on Wednesday, April 26, 2006 at The Institution of Engineering
and Technology, Savoy Place, London, WC2R 0BL at 11.00am.

All resolutions proposed at the meeting were passed on a show of hands.  The number of votes which were lodged by proxy for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

-----------------------------------------------------------------------------------------------------------------------

                                            Votes for      % of shares   Votes against    Votes total        Votes
                                                              voted                                        withheld

1.   Accounts and the reports of             405,021,697      98.24           7,249,356     412,271,053      8,873,831
     the directors and of the auditors
     for the year ended December 31,
     2005

2.   Remuneration Report                     413,385,618      98.41           6,658,447     420,044,065      1,100,819

3.   Declaration of dividend                 420,541,262      99.99              50,309     420,591,571        553,313

4a.  Re-election of A J Murray               409,552,600      97.57          10,194,997     419,747,597      1,397,287

4b.  Re-election of W F Blount               417,153,886      99.65           1,455,060     418,608,946      2,535,938

4c.  Re-election of W S H Laidlaw            420,324,065      99.95             228,560     420,462,625        682,259

4d.  Election of C J Brady                   420,207,131      99.94             232,027     420,439,158        705,726

5.   Re-appointment of the auditors          418,131,739      99.85             616,131     418,747,870      2,397,014
     and determination of the auditors'
     remuneration

6a.  Authority to allot shares               416,736,196      99.14           3,617,405     420,353,601        791,283
     generally

6b.  Limited authority to allot              419,686,132      99.73           1,129,094     420,815,226        329,658
     shares for cash

7.   Limited authority to purchase           418,377,965      99.92             324,997     418,702,962      2,441,922
     shares

8.   Approval of Hanson Long Term            410,685,072      97.80           9,240,793     419,925,865      1,219,019
     Incentive Plan 2006

----------------------------------------------------------------------------------------------------------------------

Notes:

1.       The 'For' vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.
2.       'Votes withheld' are not counted when deciding whether or not a resolution is carried.
3.       Resolutions 6a, 6b, 7 and 8 are items of special business and resolutions 6b and 7 are Special
         Resolutions.
4.       The total number of Ordinary Shares in issue excluding shares held in treasury as at the time of this announcement is 718,518,849.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 2, 2006